Filed by C&J Energy Services, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: C&J Energy Services, Inc.

(Commission File No. 001-38023)

17-Jun-2019

Keane Group, Inc. (FRAC)

Keane Group, Inc and C&J Energy Services, Inc Merger Call

Keane Group, Inc. (FRAC)

Keane Group, Inc and C&J Energy Services, Inc Merger Call	17-Jun-2019

CORPORATE PARTICIPANTS

Daniel E. Jenkins	Jan Kees van Gaalen
Vice President-Investor Relations, C&J Energy Services, Inc.	Chief Financial Officer, C&J Energy Services, Inc.

Robert Wayne Drummond	Gregory L. Powell
Chief Executive Officer & Director, Keane Group, Inc.	President & Chief Financial Officer, Keane Group, Inc.

Donald Jeffrey Gawick
President, Chief Executive Officer & Director, C&J Energy Services, Inc.

OTHER PARTICIPANTS

Judson E. Bailey	Tommy Moll
Analyst, Wells Fargo Securities LLC	Analyst, Stephens, Inc.

Connor Lynagh	Chase Mulvehill
Analyst, Morgan Stanley & Co. LLC	Analyst, Bank of America Merrill Lynch

Marc Bianchi	John H. Watson
Analyst, Cowen & Co. LLC	Analyst, Simmons & Company International

Stephen Gengaro
Managing Director, Stifel Financial Corp.

Keane Group, Inc. (FRAC)

Keane Group, Inc and C&J Energy Services, Inc Merger Call	17-Jun-2019

MANAGEMENT DISCUSSION SECTION

Operator: Good morning, and welcome to the Keane Group and C&J Energy Services Merger of Equals Announcement Call. As a reminder, today’s call is being recorded. At this time, all participants are in listen-only mode. A brief question-and-answer session will follow the formal presentation.

For opening remarks and introduction, I would like to turn the call over to Daniel Jenkins, Vice President of Investor Relations for C&J Energy Services. Please go ahead.

Daniel E. Jenkins

Vice President-Investor Relations, C&J Energy Services, Inc.

Good morning, everyone. Before we get started, I would like to direct your attention to the forward-looking statements and other disclaimers contained in both the news release that we issued this morning and the related presentation, both of which are currently posted in the Investor Relations section of both Keane’s and C&J’s websites.

Our call this morning includes statements that speak to the expectations, outlook, or predictions of the future which are considered forward-looking statements. These forward-looking statements are subject to risks and uncertainties, many of which are beyond either company’s control that could cause actual results to differ materially from those expressed in or implied by these statements.

We refer you to each company’s disclosures regarding risk factors and forward-looking statements in their most recent annual reports on Form 10-K and subsequently filed quarterly reports on Form 10-Q. Our comments today also include non-GAAP financial measures. Additional details on these measures are included in our news release and related presentation.

With that, I will now turn the call over to Robert Drummond, Chief Executive Officer of Keane.

Robert Wayne Drummond

Chief Executive Officer & Director, Keane Group, Inc.

Thank you, Daniel. Welcome, everyone; and thank you for joining us this morning. We announced that Keane and C&J have agreed to combine in an all-stock merger of equals. This is exciting news and extremely important day not only for C&J and Keane, but for the broader oilfield services space. Our industry is fragmented, dynamic and ever-evolving; and against this backdrop, we believe it’s critical to identify ways to responsibly grow and continuously improve our business.

I’m joined this morning by Don Gawick, President and Chief Executive Officer of C&J. Also with us today is Greg Powell, President and Chief Financial Officer of Keane; and JK van Gaalen, Chief Financial Officer of C&J, both of whom will be available during the Q&A portion of today’s call. All of us are excited and enthusiastic to discuss the significant benefits we see from this combination for all of our stakeholders, including our customers, employees, investors and other industry partners.

By joining with C&J, we are united with two great companies each with a deep heritage, rich customer-centric culture, a shared focus on service quality, safety and innovation, as well as a strong commitment to shareholder value creation. This transformational combination creates an industry-leading, diversified oilfield services company with a broader scope of completions and production services provided via a larger footprint.

Keane Group, Inc. (FRAC)

Keane Group, Inc and C&J Energy Services, Inc Merger Call	17-Jun-2019

Our combined asset base will include 2.3 million hydraulic horsepower as well as market-leading positions in non-threat product lines including wireline, pumpdown, cementing, coiled tubing and well support services. Our businesses are highly complementary which we expect to drive significant synergies. We expect to generate approximately $100 million of annualized run rate cost savings, creating significant value for our shareholders. This transaction will add diversity and density in most of the active basins across the U.S.

Together, we will have a meaningful presence in the Permian, the Marcellus/Utica, Eagle Ford, SCOOP/STACK, Bakken and in California. This combination also creates significant financial scale. On a combined LTM basis as of March 31, 2019, we generated $4.2 billion of revenue; more than $630 million of adjusted EBITDA; and have a pro forma enterprise value of approximately $1.8 billion, establishing us as a leading U.S.-focused completions and production services company.

A key success factor in our DNA is a collective focus on technology. Based on our increased scale and supported by our strong balance sheet, we’ll be positioned to broaden and accelerate investments and further innovation. The combined company will operate under a new corporate name and ticker symbol, which will leverage the brand equity of both the C&J and Keane and will be announced prior to the close of the transaction.

I will now turn the call over to Don, to walk through the key terms of the merger and highlights of the transaction.

Donald Jeffrey Gawick

President, Chief Executive Officer & Director, C&J Energy Services, Inc.

Thanks, Robert; and good morning, everyone. I’d like to start by saying that I share in Robert’s excitement regarding the transaction we’ve announced this morning. We’ve been successful individually, but together I am confident there are even more exciting times ahead for our combined companies. I am highly supportive of this transformational step which through a merger of equals will unite two of the premier oilfield services companies in the U.S. and represent legacy C&J stakeholders with an opportunity for further growth and advancement.

Let me begin by walking you through some key highlights of the merger, which has been unanimously approved by both boards of directors as well as a Special Committee of the Keane Board. Under the terms of the agreement, C&J shareholders will receive 1.6149 shares of Keane common stock for each share of C&J common stock they own in a share exchange that is expected to be tax free. As a result, Keane and C&J shareholders will each own 50% of the equity of the combined company on a fully diluted basis.

The merger agreement also permits a cash dividend of $1 per share to C&J shareholders. We intend to capitalize on the leadership strengths and capabilities of both organizations and we’re assembling a proven management team to lead the combined company. While today is just day one in joining our companies, what I can tell you at this point is that following the close of the transaction, Patrick Murray, Chairman of the C&J Board will serve as Chairman of the Board; Robert Drummond will serve as President and Chief Executive Officer; JK van Gaalen will serve as Executive Vice President and Chief Financial Officer; and Greg Powell will serve as Executive Vice President and Chief Integration Officer.

We plan to select and name additional senior executives from top talent at both companies. From a corporate governance perspective, the combined company’s board will comprise 12 directors; 6 will represent C&J and 6 will represent Keane. We expect to complete the merger by the end of the fourth quarter of 2019, pending successful C&J and Keane shareholder approvals, regulatory approvals and the receipt of other customary closing conditions.

Keane Group, Inc. (FRAC)

Keane Group, Inc and C&J Energy Services, Inc Merger Call	17-Jun-2019

With that, let me turn the call back over to Robert, to discuss the strategic rationale.

Robert Wayne Drummond

Chief Executive Officer & Director, Keane Group, Inc.

Thanks, Don. We highlight five key attributes that make this deal so compelling. First, the combined company will be positioned as an industry leader with greater scale, scope of services, basin density and diversity of geographies. Said simply, we’ll be able to do more in more places with more customers. Second, due to the complementary nature of our businesses, we expect $100 million of annualized run rate synergies.

Third, we will be in a very strong financial position, including attractive balance sheet with low leverage and ample liquidity. The transaction is immediately accreted to cash flow per share and provide the pathway for further growth in cash flow generation. Fourth, we’re combining two businesses with highly complementary cultures and operating philosophies. This means, we think similarly including a customer-centric model that prioritizes safety, our people and asset quality. And fifth, we’ll now have a broader base on which we deploy our rich portfolio of proprietary technology that improves the customer experience. And together, we are committed to invest in next-generation technology that will deliver further safety and operational efficiency and value for our customers.

Let me turn it back over to Don, to discuss and expand on some of these key merger attributes starting with our enhanced scale.

Donald Jeffrey Gawick

President, Chief Executive Officer & Director, C&J Energy Services, Inc.

Thanks, Robert. The scale and scope of our combined companies is a major part of why I’m so excited about this transaction. On a combined basis, we’re positioned as a market leader in all areas in which we compete, including hydraulic fracturing, wireline, pumpdown, coiled tubing, cementing, workover rigs, and fluid handling. This leadership position is built upon a foundation of high-quality assets, which will be comprised of 2.3 million hydraulic horsepower consisting of approximately 50 frac fleets, 158 wireline trucks, 81 pumpdown units, 28 coiled tubing units, 139 cementing units, 364 workover rigs, and 940 fluids trucks.

On a combined basis, our $4.2 billion of revenue across a wide array of completions and production services positions us as the fourth largest North American service company, while our 2.3 million horsepower establishes us as the third largest provider of U.S.-focused frac services. This scale is important for a few key reasons. First, it means we’re able to serve our current and prospective customers in more places. Second, we’ll be more efficient from a greater density of operations with an attractive opportunity to leverage both field and corporate overhead. Third, we’ll now have a wider net on which to cast our existing portfolio of technology and improved financial position on which to execute further innovation. And finally, we’ll benefit from increased relevancy to vendors.

Our greater scale will also extend our geographic footprint, which would include a meaningful position in the most active U.S. shale basins. On a combined basis, more than 40% of our revenue is driven by the Permian, which continues to experience the greatest level of producer activity and growth potential in the entire lower [ph] 48% (00:11:36). We’ll also have a leadership position in the Marcellus/Utica, which we consider to be one of the leading gas basins in the world. All-in, we’re positioned where the activity is and are poised to further benefit from ongoing activity from our customers.

Keane Group, Inc. (FRAC)

Keane Group, Inc and C&J Energy Services, Inc Merger Call	17-Jun-2019

Second and as mentioned earlier, we expect our complementary platforms to drive significant synergies and value, including annualized run rate cost synergies of $100 million. These synergies are expected to be driven by three components including SG&A, supply chain and operations. From a timing perspective, we expect to achieve this run rate level within one year of transaction close, providing a runway of sustainable value over the long term. Additionally, we expect to accrue value and further separate from the pack by operating on a larger financial platform. Together, our businesses generate a base of revenue and operating cash flow is approximately 2 times larger than our next closest competitor.

I’ll now turn it back over to Robert.

Robert Wayne Drummond

Chief Executive Officer & Director, Keane Group, Inc.

Thanks, Don. The third key benefit of this transaction relates to our strong financial position and it all starts with the balance sheet. Together, we’ll have more than $100 million of cash, leverage of approximately 0.3 times and $450 million of undrawn capacity on our ABL Facility, delivering stability, financial flexibility and ample liquidity to navigate our dynamic industry, while enabling investment in innovation at a scale not achievable on an individual basis.

The fourth benefit results from the highly complementary nature of our two businesses, and this includes cultures and operating philosophies. Said simply, our two companies think and behave alike with a shared set of core values. It’s these similarities and core operating principles combined with our shared track record of M&A that make us so confident and while we’ll be successful together. And it all starts with our customers; our customer-centric model which includes deep-rooted partnerships with high-quality customers focused on delivering top-tier safety, efficiency and service.

To accomplish this goal, we jointly focus on three key elements. First, safety. This is non-negotiable aspect of how we conduct ourselves day-in and day-out. It’s critical to ensure the well-being of our employees and partners, and we both consider it’s a license to operate for the caliber of customers that we partner with.

Second, employees. Our two teams believe that our people are our greatest asset. We’re committed to providing them with the opportunities needed to develop an environment to work safely and a culture that motivates them to deliver their best day-in and day-out for our customers, and this commitment will be unwavering as it translates to our combined company.

Third, asset quality. Our two organizations employ a rigorous approach to maintaining our assets which we believe results in safe, reliable operations, strong operational execution and reduced non-productive time. These are all essential elements to our customer experience and form the core of our operating philosophies. Said simply, our service to customers can only ever be as good as the assets we use.

On the frac side, we constantly invest in key components to keep our assets fresh. In addition to our base of deployed fleets, we possess earnings upside from approximately 20% of our combined frac capacity in warm stacked state, enabling us to deploy with minimal investment. This is how we operate and focus our companies individually, and we’re committed to translating and elevating this approach on our new shared platform.

Together, we’ll serve a portfolio of blue-chip customers that we’re extremely proud of. This includes the majority of the top operators in the U.S. land. Perhaps the most exciting aspect of our combined customer portfolio is the limited overlap. This includes completely new partnerships as well as expanded relationships through new service lines or geographies. In addition to our complementary operational approach, our two organizations also share a history of well-executed M&A.

Keane Group, Inc. (FRAC)

Keane Group, Inc and C&J Energy Services, Inc Merger Call	17-Jun-2019

Our combined management have a proven ability to identify, execute and integrate M&A, which elevates our confidence in an efficient integration of our two companies as we evolve into industry-leading, diversified oilfield services company. After a successful integration, we’ll be an even better positioned to explore value-creating consolidation opportunities.

And lastly, innovation. This merger combines companies with legacies of innovative research and development focused on more efficiently and safely serving our customers. Together, we have a risk portfolio of proprietary technology that our teams have developed over the years, all aimed at enhancing the value we’re able to deliver to our customers.

Looking ahead to further innovation, this is an exciting time for our industry and we’ve been encouraged to see the level of innovation ramp up dramatically across our sector. Our newly combined platform will be better positioned to achieve further innovation, including next-generation opportunities and fracking; and any investments made [ph] will amortize (00:17:53) across a significantly expanded business. This improved ability [ph] all starts (00:17:58) are large, high-quality asset base of 2.3 million hydraulic horsepower and a full suite of completions and production services.

Our business will generate attractive cash flow further enhanced by the $100 million of expected synergies. We’ll continue to constantly evaluate the performance of our assets and businesses through a returns-focused lens ensuring our capital and resources are deployed in the most efficient manner.

So in closing, we’re excited about the many benefits we believe this transaction is going to create. And before we open up the lines for Q&A, on behalf of Don and the rest of the combined management team, we both wanted to thank every single employee of Keane and C&J that have contributed to our success over the years, positioning us to execute on this transformational merger and setting us up for even greater possibilities in the future.

With that, I’m going to turn the call back over to the operator to take questions.

Keane Group, Inc. (FRAC)

Keane Group, Inc and C&J Energy Services, Inc Merger Call	17-Jun-2019

QUESTION AND ANSWER SECTION

Operator: Thank you. [Operator Instructions] Thank you. Our first question is coming from the line of Jud Bailey with Wells Fargo. Please proceed with your question. Our first questioner is Jud Bailey. Please go ahead with your question.

Judson E. Bailey	Q
Analyst, Wells Fargo Securities LLC
Can you hear me?
A

Yeah, now.
A

Good morning, Jud.
Judson E. Bailey	Q
Analyst, Wells Fargo Securities LLC
Hey, can you hear me?
A

Yes.
Judson E. Bailey	Q
Analyst, Wells Fargo Securities LLC

Okay. Sorry about that. Yeah. My first question, Robert is, when you look at the pressure pumping segment for each company, I mean one of the obvious differences is the performance of Keane has been better than C&J. Can you talk about the due diligence you’ve done on their pressure pumping, I guess, operations and your confidence in getting the profitability and replicating your dedicated fleet model on C&J’s equipment, customer base, et cetera? And that how long you can probably take to ultimately bring the profitability per fleet in line with what Keane’s historically done?

Robert Wayne Drummond	A
Chief Executive Officer & Director, Keane Group, Inc.

Thanks for the question, Jud. Look, the diligence process has been very thorough. And one of the things we really like about the merger is that the asset quality and the way those assets have been maintained [ph] i.e. (00:20:51) kept up with maintenance CapEx investments, makes our fleet combination very complementary.

When you think about the profitability aspects of per fleet frac, there’s a lot of components to that including how you operate the assets, where you operate them, what customer you’re working for, how efficient the operations

Keane Group, Inc. (FRAC)

Keane Group, Inc and C&J Energy Services, Inc Merger Call	17-Jun-2019

are. So as we get deeper into the more thorough diligence process between sign and close, we’ll be able to understand better do we have all of our assets together placed in the right places, do we have the right crews working for the right customers. We don’t see this to be an immediate change to anything that we’re doing with any of our customers as a matter of fact, but the opportunities for bringing the profitability of per fleet together exists on all of those different factors and we’ll be looking at all those going forward.

Judson E. Bailey	Q
Analyst, Wells Fargo Securities LLC

Okay. And so when you look at their customers, I guess one of the unique things about Keane is, you’ve got a tight customer base and they’re all – you have a good partnership and collaboration with the customer. Do you see the same thing on the C&J side, or do you have to turn over kind of the customer base to get that – achieve that profitability level [indiscernible] (00:22:13) about that?

Robert Wayne Drummond	A
Chief Executive Officer & Director, Keane Group, Inc.

Well, look, there’s a broad base of customer opportunities in the marketplace. We enjoy a certain set of Keane customers and C&J knows that. We’re very fortunate with this deal that there is not much overlap. And over the last – since I’ve been here, we’ve been in the process at Keane of building up a sales and marketing organization to help us expand our customer base.

C&J has got a very mature sales force, and this is another huge advantage for us to be able to get our message combined out faster than we would have been able to do it individually. So I would say that this transformation – this transaction gives us the ability to have a broader breadth of customers across a broader geography which is something we were working towards anyway, just accelerated it. So yeah, we’re very excited about that.

Judson E. Bailey	Q
Analyst, Wells Fargo Securities LLC
Okay. All right.
Donald Jeffrey Gawick	A
President, Chief Executive Officer & Director, C&J Energy Services, Inc.

Yeah. Jud, this is Don. I’d maybe just like to add one comment as well, and I think it is very true that the customer base that Keane had is a very efficient one, very dynamic, very well run, et cetera. And I know there is a number of folks both on their side and on our side who would like to see additional fleets coming from each of the companies. And I think now with the increased scale and just the sheer horsepower we’ve got in place, we’ll be able to play some more of the fleets with the most efficient of those customers, as we continue to take opportunities in the marketplace. [indiscernible] (00:23:49) the scale we’ve got, allows us to have that flexibility.

Judson E. Bailey	Q
Analyst, Wells Fargo Securities LLC

Okay. Appreciate the color there. And then my follow-up is, you guys touched on synergy and also that the need for technological innovation, and there’s obviously a lot of things going on in the industry. Can you maybe share, I guess, how each company is thinking about how does the enhanced scale help in terms of vesting in next-generation technology, whether that’s [ph] eFRAC (00:24:15) or whatever the case may be? And maybe how to think about run rate CapEx levels for the combined company if in fact you anticipate a little more R&D investment et cetera?

Keane Group, Inc. (FRAC)

Keane Group, Inc and C&J Energy Services, Inc Merger Call	17-Jun-2019

Robert Wayne Drummond	A
Chief Executive Officer & Director, Keane Group, Inc.

Well, Jud, in general I’d say, whatever R&D investment you make, the benefits of planning across the company with larger scale is obvious. So if I’m spending X amount on R&D for one company [ph] and I put two (00:24:42) together, all of a sudden I got twice the potential benefit and half of the risk associated with individual bets on technology. There’s no doubt there’s a lot of talk in the market today about the evolution potentially to the next-generation frac fleet.

At Keane, we’ve been looking at that for a long time, both options that we would be working on internally versus options we’d be working externally with partners. Kind of excited about the opportunities that are out there for that. You think about applying that across a company twice as large, each individual technology bet we make in next-generation frac equipment is risk less. At this stage of the game, there’s a lot of technology potential changes occurring and not many of them have been very far along on the field testing aspect. So making a bet and running too quick in one direction might take you in a wrong direction.

So we think this is really an opportunity for us to be able to make additional bets and apply them across twice the size platform. I think it’s a win-win for our customer base because they’re going to benefit as well. And we’ve been talking to our customers about this next generation for some time now and they’re going to be measured about how they move into it. It’s got to be timed with their own build-out, their own gas networks and we have to get an economic model that provides a mutual return for the capital investment required to move to the next generation. So, they’re being very thoughtful about it and so are we. We’re going to [indiscernible] (00:26:24) have a lot more scale to apply down in the future.

Judson E. Bailey	Q
Analyst, Wells Fargo Securities LLC
Okay. Great. I’ll turn it back. Thanks, guys.
Robert Wayne Drummond	A
Chief Executive Officer & Director, Keane Group, Inc.
Thanks, Jud.
Donald Jeffrey Gawick	A
President, Chief Executive Officer & Director, C&J Energy Services, Inc.
Thanks, Jud.

Operator: Thank you. Our next question is from the line of Connor Lynagh with Morgan Stanley. Please proceed with your question.

Connor Lynagh	Q
Analyst, Morgan Stanley & Co. LLC
Thanks. Good morning, guys.
Robert Wayne Drummond	A
Chief Executive Officer & Director, Keane Group, Inc.
Good morning.

Keane Group, Inc. (FRAC)

Keane Group, Inc and C&J Energy Services, Inc Merger Call	17-Jun-2019

Donald Jeffrey Gawick	A
President, Chief Executive Officer & Director, C&J Energy Services, Inc.
Good morning, Connor.
Connor Lynagh	Q
Analyst, Morgan Stanley & Co. LLC

Just wondering if you guys could talk about – you highlighted the balance sheet strength of the combined company. What do you think about is the right capital structure for a company of this size and should we think about you using balance sheet flexibility for further M&A or is capital return becoming more of a priority at the scale?

Donald Jeffrey Gawick	A
President, Chief Executive Officer & Director, C&J Energy Services, Inc.

Look, I think protecting the balance sheet for both stability and to continue to be offensive is the priority for the company going forward. We like the strength of the balance sheet both as far as the nominal leverage and the liquidity that’s provided. So, I wouldn’t expect to see the company lever up, certainly not for acquisitions. We’ll use this balance sheet to address technology investments, capital return and the different priorities that both companies are being committed to.

Connor Lynagh	Q
Analyst, Morgan Stanley & Co. LLC

Got it. And you had mentioned further consolidation opportunities. Would that be adjacent product line that you prefer? Would you prefer to focus on growing one of the existing core businesses? And I guess the final portion of that is, is there anything that’s potentially up for divestment once you get through the process here?

Robert Wayne Drummond	A
Chief Executive Officer & Director, Keane Group, Inc.

Good question, Connor. Look, first I’d say that we want to get this one properly integrated and making sure that it fits and tucks in nicely together. This is the most important thing for us, doesn’t disrupt our business, our employees got more opportunities, all good. But I would say, post combination a stronger balance sheet and increased scale, more cash flow generation gives us an opportunity to potentially further consolidate an industry that is still going to be fragmented substantially after this consolidation.

So I would say, the logic of the combined company is going to be very much of the individual companies before I think that it’s up opportunistic, consolidations within new well completions or even and still further in frac would give us all the same benefits magnify that we’re talking about now. Anything else to add?

Jan Kees van Gaalen	A
Chief Financial Officer, C&J Energy Services, Inc.

Yeah. I think, in general, we want to make sure that we improve the shareholder returns by doing so. I think that is in terms of our capital discipline approach that’s going to be one of the key elements making sure that what we do makes sense for our shareholders.

Robert Wayne Drummond	A
Chief Executive Officer & Director, Keane Group, Inc.
Good point, JK.

Keane Group, Inc. (FRAC)

Keane Group, Inc and C&J Energy Services, Inc Merger Call	17-Jun-2019

Connor Lynagh	Q
Analyst, Morgan Stanley & Co. LLC

Understood. Thanks a lot for the color. I’ll turn it back here.

Robert Wayne Drummond	A
Chief Executive Officer & Director, Keane Group, Inc.

Thanks, Connor.

Operator: Our next question is from the line of Marc Bianchi with Cowen. Please proceed with your question.

Marc Bianchi	Q
Analyst, Cowen & Co. LLC

Hey, thanks. First question’s real short is, is there a breakup fee? And if so, can you tell us what that is and how it works?

Jan Kees van Gaalen	A
Chief Financial Officer, C&J Energy Services, Inc.

Yeah. The breakup fee is $30 million, and there are a couple of permutations where it is either due or not due. I refer to the S-4 that will be coming out for further details.

Marc Bianchi	Q
Analyst, Cowen & Co. LLC

Okay. We’ll look out for that. In terms of other clauses that are part of this agreement, are there any other limitations on either of you pursuing or being part of any other M&A as this goes forward, I guess, more likely on pursuing further M&A to add on and continue to consolidate before this closes?

Jan Kees van Gaalen	A
Chief Financial Officer, C&J Energy Services, Inc.

Look, both companies may be contacted with regards to other opportunities. We have made sure that both companies are doing this with the seriousness that a merger of equals requires in these circumstances, and obviously we focus on these two great companies and consolidating, integrating them to make it into a success.

Robert Wayne Drummond	A
Chief Executive Officer & Director, Keane Group, Inc.

Yeah. Look, I would say it’s pretty standard around the breakup fee. There is language around competing offers during that period which, like JK said, will be available in the S-4; and then in the merger agreement there’s in-term covenants on what each company can do without the consent of the other. So I’d say, it’s pretty standard.

Marc Bianchi	Q
Analyst, Cowen & Co. LLC

Right. Right. Okay. Well, I guess maybe just more generally, as we kind of try to put together how we think valuation came together on this, you both have kind of talked about a trailing 12 sort of metric. But if we kind of look at where things are for second quarter and how you guys are thinking about the back half of the year, is there anything to highlight just in terms of where you guys have put guidance out for second quarter? Just any updates that you care to offer this time?

Keane Group, Inc. (FRAC)

Keane Group, Inc and C&J Energy Services, Inc Merger Call	17-Jun-2019

Robert Wayne Drummond	A
Chief Executive Officer & Director, Keane Group, Inc.

We hadn’t intended to re-guide anything that we’ve already got out there for Q2. We are quite satisfied with where we did got. As far as more visibility into the second half of the year, I think our view of it hasn’t changed that much. I think the view between Don and I on the market has been very similar. There’s still a significant amount of unknown probably about Q4 and probably not a giant catalyst to the upside in the second half of the year, almost regardless of what happens in oil price or within a reasonable range of oil price change.

So, a lot of the – that’s one of the reason we like the timing of this deal so much, because we don’t get this thing done as we roll in or before we roll into 2020 in a manner to give us the ability to plan to be ready for what could be a 2020 that has increased capital spending by the customer base in U.S. land. So, that’s kind of the way we’re thinking about it.

Donald Jeffrey Gawick	A
President, Chief Executive Officer & Director, C&J Energy Services, Inc.

And I would add as well that – again, the scale of the two companies once this deal closes and just the breadth of the services that we’ve got, some of them which tend to be out of cycle with respect to say just the completions business, some of the various basins that I think are at different points with respect to their overall activity level. Once we see this deal close, we really got an opportunity I think to weather any storm that is out there and then also to really take advantage of growth opportunities across virtually every basin in the U.S. So, it really does strengthen our upside and it gives us protection on the downside.

Marc Bianchi	Q
Analyst, Cowen & Co. LLC

Great. Thanks very much. I’ll turn it back.

Robert Wayne Drummond	A
Chief Executive Officer & Director, Keane Group, Inc.

Thanks, Marc.

Operator: The next question is from the line of Stephen Gengaro with Stifel. Please proceed with your question.

Stephen Gengaro	Q
Managing Director, Stifel Financial Corp.

Thank you. Good morning, gentlemen.

Robert Wayne Drummond	A
Chief Executive Officer & Director, Keane Group, Inc.

Good morning, Stephen.

Stephen Gengaro	Q
Managing Director, Stifel Financial Corp.

Two things if you don’t mind. Just to start with, you mentioned 40% I think pro forma revenue in the Permian. What do you think about your sort of basin density in other markets? Do you think you’ll be on a combined basis or are there areas where you still think you need to be deeper to be as efficient as you can? How do you think about that going forward?

Keane Group, Inc. (FRAC)

Keane Group, Inc and C&J Energy Services, Inc Merger Call	17-Jun-2019

Robert Wayne Drummond	A
Chief Executive Officer & Director, Keane Group, Inc.

Look, this is one of the things we liked about this deal so much was that there were a number of basins from both of us outside the Permian, outside the Marcellus that we had not enough scale. And in this case, it’s improving the scale in all those areas significantly and anybody can realize it. Spread net share cost base around a little bit bigger scale is going to be positive for us and our customers. But also having a strong position in the Permian is where we feel really good, but it’s very complementary.

You think about [ph] go picking the (00:34:47) partner where you can put two companies together and you don’t have very much customer overlap and this market’s incredible. So, story very much the same in the geography perspective. So, we’re getting into – Keane is getting into some areas of the U.S. that we haven’t had a good strong footprint before and this is a good deal. We’ll have the opportunity [ph] now with (00:35:10) larger asset base to pick and choose where we want to grow further from where we are today.

Donald Jeffrey Gawick	A
President, Chief Executive Officer & Director, C&J Energy Services, Inc.

Yeah. And just in general, I think we made the point we’re really in the strongest oil basin now, we’re in the strongest gas basin. C&J really had a limited presence in the Bakken quite frankly and that’s something that Keane brings; it’s quite strong. C&J’s got a pretty broad presence across a number of product lines in the DJ Basin, and that again helps the portfolio in total. You combine the two of us in the Mid-Con and we’re a pretty sizable player.

I think both of us have limited presence there depending on which product line you look at. And again, certainly throughout Texas now we’ve got a powerhouse; and again in the biggest basins, very strong presence, So we’re well-represented now and I think we’re in a position to really continue to flourish there; and again, across more than a single product line.

Stephen Gengaro	Q
Managing Director, Stifel Financial Corp.

Thank you. And as a follow-up and maybe related, when you think about things like frac sand sourcing and maybe your ability to buy at low rates as a combined entity and maybe kind of recapture some of that supply chain over time, how do you think about that from – so your relationship with the E&Ps and maybe having better buying power and maybe providing a little bit more of a logistics chain to the customers going forward. Is that something that could evolve and is that equivalent to some of the synergies or not?

Gregory L. Powell	A
President & Chief Financial Officer, Keane Group, Inc.

Yeah. This is Greg. I wouldn’t say capturing a larger piece of the same pie that we have today is included in the synergies. We work with our customers to find the most efficient way to deliver proppant and other materials to the well site, and some of the customers have selected to do that directly and we work alongside that and make sure we maximize pump time and reduce non-productive time.

So, going forward I think some of these investments in technology if we can innovate to provide a better solution and is available in the marketplace, we’ll have a more compelling value proposition to recapture some of that share. So, I wouldn’t say it’s in the synergies, but it could be in the innovation roadmap to provide a more wholesome value-added solution to the customers.

Keane Group, Inc. (FRAC)

Keane Group, Inc and C&J Energy Services, Inc Merger Call	17-Jun-2019

Stephen Gengaro	Q
Managing Director, Stifel Financial Corp.

Great. Thanks. I appreciate it.

Robert Wayne Drummond	A
Chief Executive Officer & Director, Keane Group, Inc.

Thanks, Stephen.

Operator: Next question is from the line of Tommy Moll with Stephens. Please proceed with your questions.

Tommy Moll	Q
Analyst, Stephens, Inc.

Good morning, and thanks for taking my questions.

A

Good morning, Tommy.

A

Good morning, Tommy.

Tommy Moll	Q
Analyst, Stephens, Inc.

So I want to start, Greg, on the M&A side. There have been multiple deals where you’ve been involved with Keane going back a number of years now. So I wonder if you could just refresh folks on some of the pivotal transactions that took place, and what the challenges and opportunities were that you can extract from those experiences and hopefully at least on the opportunity and success [indiscernible] (00:38:15)?

Gregory L. Powell	A
President & Chief Financial Officer, Keane Group, Inc.

Yeah. Thanks for that. I mean, look, we all learned from [indiscernible] (00:38:19) and doing things wrong and then you kind of build up your lessons learned and best practices. And we started – both companies have a track record of M&A. We started with the Keane acquisition in 2011, we did the Trican transformational acquisition in 2016, added RockPile last year, and then C&J has got some acquisition activity along their history as well.

Look, what I would tell you is, we’ve been very vocal about M&A in the market as Keane and we’ve looked at numerous companies and transactions and we’re very excited about the fit here. We think this is the best transaction available for both sides and shareholders. Look, the lessons learned are you got to be very disciplined on integration, you got to run in this disciplined as you run anything else in your business and that includes planning, resourcing, communications with employees, meritocracy particularly in an MOE where you pick the best athletes and the best processes and the best systems to make one plus one equal three.

Keane Group, Inc. (FRAC)

Keane Group, Inc and C&J Energy Services, Inc Merger Call	17-Jun-2019

And I think you got a leadership team here in these two companies that’s committed to that and making sure we maximize return. And issues we had – had to be dealt with to get to this point and it’s been a constraint. And I think the maturity demonstrated by the teams and the boards to overcome those challenges to generate a shareholder return is commendable from my perspective. So look, we’re aware of the potholes, we got some experience. We’ll get professional support where we need it and we’ll go at a measured pace that we do this in a responsible manner and take care of the stakeholders along the way.

Tommy Moll	Q
Analyst, Stephens, Inc.

And maybe just a follow on to that. In the past, Greg, with some of the deals you’ve done, there is – it has been a one plus one equals something more than two if you look at the profitability per fleet post those prior acquisitions. And so, I wonder how much of that has to do with just standardizing better market approach with customers, other levers that each side has been able to pull that you think you might be able to pull here where, if you just take one of your models and slab it into one of the other models, yeah, you can get to some blended kind of profitability level.

But I imagine the real goal here is, is something better than that given the scale that you’re going to create. And so, anything you can do to help us understand how you get from here to there beyond just the year one synergy. I’m talking about more of an operational synergy opportunity in the out years here.

Gregory L. Powell	A
President & Chief Financial Officer, Keane Group, Inc.

Yeah. I think you’re right. It’s certainly easier to create and excel in real life. Look, I think the roadmap to that is there’s some non-market-dependent synergies that we can execute on aggressively and those are around supply chain and SG&A and places we have redundancy, real estate. There’s a lot of things for 12 months to get us to execute on and generate a significant return.

And then as Robert mentioned, the key to operational success is four or five variables. There’s not a single one in there that moves the needle. But we will share best practices on everything from how we underwrite customer engagements to contract structure, to customer selection, to tools we use in the field to execute, and then the big mover I think is going to be technology, right. So there’s the blocking and tackling on how we execute. And then our joint investment in technology whether it’s surface, digital, downhaul, we’re going to go after very aggressively as we’ve talked about before.

And Tommy, I think that’s the gravy that when we get out a year and we get the cost structures aligned and the management teams and the company is firing on all cylinders that the technology that will continue to invest in an incubator along the way will start to deliver, and you’ll see that most likely in cost efficiency as we’ve talked about, as we squeezed a lot of the pump time out and now it’s time to go up to the efficiency of the cost of what it takes us to deliver. So that’s how I see the roadmap plan out over probably the next 24 months.

Tommy Moll	Q
Analyst, Stephens, Inc.

Thank you. That’s all for me.

Robert Wayne Drummond	A
Chief Executive Officer & Director, Keane Group, Inc.

Keane Group, Inc. (FRAC)

Keane Group, Inc and C&J Energy Services, Inc Merger Call	17-Jun-2019

Thanks, Tom.

Operator: The next question is from the line of Chase Mulvehill with Bank of America. Please proceed with your question.

Chase Mulvehill	Q
Analyst, Bank of America Merrill Lynch

Hey. Good morning. I guess a follow up on the...

[indiscernible] (00:42:56)

Chase Mulvehill	Q
Analyst, Bank of America Merrill Lynch

...synergies. Good morning. So, I guess if you could kind of talk to the splits on those three buckets like how much of the $100 million is split between SG&A, supply chain and operations?

Gregory L. Powell	A
President & Chief Financial Officer, Keane Group, Inc.

The majority of it about equal pieces are kind of SG&A and supply chain, and then there’s obviously some in field with real estate and things we have that are redundant. So the bulk is in SG&A and the supply chain.

Chase Mulvehill	Q
Analyst, Bank of America Merrill Lynch

Okay. And then, if you all can talk to about vertical integration on the frac side. What are the plans for vertical integration of the combined company? And then, how does the potential for electric fleet impact – Greg, you all talked about vertical integration for a while. So how does that impact the potential of vertical integration for the combined company?

Gregory L. Powell	A
President & Chief Financial Officer, Keane Group, Inc.

Look, I think this is a place where Keane’s going to learn from C&J. They’ve done some vertical integration on wireline, which – that will be a synergy on the combined wireline fleet. But I think we’ll look at how they selected, which components made sense to vertically integrate and what doesn’t make sense because it’s better in the hands of a supplier partner, and there’s not a return to do it.

So I think we’ll take that same lens. We said, if we got to this scale, we’d look at targeted vertical integration opportunities, we’ll do that. But I think we’ll be selective on – we want to be in businesses that generate better return for us and there’s certain components that may fit that mold and certain that won’t. So more to come on that, Chase.

Chase Mulvehill	Q
Analyst, Bank of America Merrill Lynch

Okay. All right. And then last one, you had a good slide on there about the age of the engines and transmissions. Could you maybe talk to the age of the power ends between the two fleets?

Keane Group, Inc. (FRAC)

Keane Group, Inc and C&J Energy Services, Inc Merger Call	17-Jun-2019

Robert Wayne Drummond	A
Chief Executive Officer & Director, Keane Group, Inc.

Yeah, it’s a similar profile. We just had to pick the two larger components. And just to hit on this because the two companies do have a common philosophy on this, and I think it’s different than some of the vernacular that’s been discussed in the market. We don’t let fleets run for four or five years and then they go in for a major refurb cycle; we’ve a perpetual cycle. So, the components have different lives. And when that component needs to be replaced, it’s swung real time and we have rotational horsepower to offset it. That’s what both companies kind of have been practicing.

So what that enables you to do is just constantly keep the fleets fresh. So we don’t have a cliff or a refurb cycle or anything from our perspective, because both companies have kept the fleets fresh. And this chart is meant to show you a distribution and the further you are to the left the more fresh your assets are. But what would you – if you had a deferred CapEx cliff coming, what you’d see is this distribution skewed to the right. So, we’ve always used this as a litmus test to check our own maintenance practices and we found a similar profile and approach with C&J.

Jan Kees van Gaalen	A
Chief Financial Officer, C&J Energy Services, Inc.

And Chase, at C&J also we use obviously sensors as well as the data that we beam up to the cloud in order to measure by hour the equipment time. And so, we proactively take equipment out either because of vibration for example or just because of the hours on the equipment before a catastrophic event occurs and proactively keep the equipment fresh and rejuvenated.

Chase Mulvehill	Q
Analyst, Bank of America Merrill Lynch

All right. I appreciate the color. I’ll turn it back over.

Robert Wayne Drummond	A
Chief Executive Officer & Director, Keane Group, Inc.

All right. Thanks, Chase.

Jan Kees van Gaalen	A
Chief Financial Officer, C&J Energy Services, Inc.

Thank you, Chase.

Operator: The next question is from the line of John Watson with Simmons Energy. Please proceed with your question.

John H. Watson	Q
Analyst, Simmons & Company International

Thanks for squeezing me in, guys. Good morning.

A

Good morning.

Keane Group, Inc. (FRAC)

Keane Group, Inc and C&J Energy Services, Inc Merger Call	17-Jun-2019

A

Good morning, John.

John H. Watson	Q
Analyst, Simmons & Company International

There are a number of assets that C&J has talked about being non-core. Are there opportunities for divestitures from the combined franchise, or is it too early to think about that today?

Donald Jeffrey Gawick	A
President, Chief Executive Officer & Director, C&J Energy Services, Inc.

Yeah. This is Don. There is a set of assets that we’ve had for some time that we have described as non-core and we believe there’s opportunities out in the marketplace. Quite frankly, it’s been a tough road getting some of that done. The condition of a number of the potential acquirers make this a little bit difficult. But we’re still going to continue down the notion of focusing very much on the new well and completion side of the business and look for opportunities to transition out of those non-core companies.

John H. Watson	Q
Analyst, Simmons & Company International

Got it. Thanks for that.

A

Going forward [indiscernible] (00:47:28)

Donald Jeffrey Gawick	A
President, Chief Executive Officer & Director, C&J Energy Services, Inc.

I think the strategy will stay exactly as it’s been.

John H. Watson	Q
Analyst, Simmons & Company International

Okay. Perfect. And then on the wireline side, Keane’s wireline strategy has been a little different from C&J’s in terms of pairing wireline trucks with frac fleets. Does that change at all with the combined franchise?

Robert Wayne Drummond	A
Chief Executive Officer & Director, Keane Group, Inc.

No. Look, we really like this part of the integration. The way we operate wireline has been very much partnered up with our frac fleet and it is in a completion crew format and it’s worked very well for us from an efficiency perspective for us and our customers. We’ve also had an eye to C&J for a long time and how they’ve run the wireline business is very impressive. We think probably the biggest wireline franchise in the U.S. from pumpdown [indiscernible] (00:48:18) perspective before the merger.

And we are not completely sold out with our assets in Keane, so we intend to take advantage of both of these going forward, partner up in a manner with all of our frac fleets in our wireline plus continue to serve the market holistically from a wireline perspective because [indiscernible] (00:48:40) is really good.

Keane Group, Inc. (FRAC)

Keane Group, Inc and C&J Energy Services, Inc Merger Call	17-Jun-2019

Donald Jeffrey Gawick	A
President, Chief Executive Officer & Director, C&J Energy Services, Inc.

Yeah. And I’d add that...

Robert Wayne Drummond	A
Chief Executive Officer & Director, Keane Group, Inc.

[indiscernible] (00:48:45)

Donald Jeffrey Gawick	A
President, Chief Executive Officer & Director, C&J Energy Services, Inc.

I’d add, the intention and focus of C&J for the last while has been to get more and more on wireline fleets. Essentially paired up with our frac fleets and we’ve been moving in that direction for the last while. And as Robert says, we’ve got wireline capacity now and pumpdown as well that essentially allows us to cover all of our fleets plus. And it’s been a good situation for us with respect to very broad customer base for the wireline group; and quite frankly, being out in the marketplace and associated with a number of other frac companies and gives us some great market intel and helps us look for opportunities for an additional expansion.

Robert Wayne Drummond	A
Chief Executive Officer & Director, Keane Group, Inc.

Statistically when we look at our fleet where we went around combined and where we don’t, the efficiency and pumping hours per fleet per day is substantially different to the good side when we are combined versus when we’re not. So there’s potential synergy that’s not even factored in here.

John H. Watson	Q
Analyst, Simmons & Company International

Okay. Great. Thank you, guys. I’ll turn it back.

A

Thanks, John.

A

Thanks, John.

A

Thanks, John.

Operator: Thank you. At this time I’ll turn the floor back to management for closing remarks.

Robert Wayne Drummond
Chief Executive Officer & Director, Keane Group, Inc.

Keane Group, Inc. (FRAC)

Keane Group, Inc and C&J Energy Services, Inc Merger Call	17-Jun-2019

We really appreciate the interest in our coming new company. I want to congratulate the boards and the management team for both companies for getting this thing over the hump and having flexibility and demonstrate leadership. I’ve been around the sector for a long time. We’ve been trying to see some deals get put together that need to make sense around the industrial logic.

Kudos to this team for making that happen and I’ll also say to our customers that, this is going to make us a lot stronger financially and in every way with a complete focus on serving you better. So, thank you very much for the interest and we’re looking forward to speak with you.

Operator: This concludes today’s conference. You may disconnect your lines at this time. Thank you for your participation.

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